UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 8-K
_________________________________________

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 3, 2017 (August 2, 2017)
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InfoSonics Corporation
(Exact name of registrant as specified in its charter)

Commission File Number: 001-32217

Maryland	33-0599368
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3636 Nobel Drive, Suite #325,

San Diego, CA 92122
(Address of principal executive offices, including zip code)

(858) 373-1600
(Registrant’s telephone number, including area code)

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.Entry into a Material Definitive Agreement.

Public Offering

On August 2, 2017, InfoSonics Corporation (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors, relating to the sale and issuance by the Company of shares of Company common stock in a transaction registered pursuant to a Form S-3 registration statement (the “Offering”). Subject to the terms and conditions contained in the Purchase Agreement, the investors purchased 2,500,000 shares of Company common stock at a purchase price of $0.40 per share. The shares of common stock are being issued pursuant to an effective shelf registration statement on Form S-3 that the Company filed with the Securities and Exchange Commission (the “SEC”) on May 27, 2015 (File No. 333-204469). A prospectus supplement relating to the Offering has been filed with the SEC.

Concurrently with the offering of 2,500,000 shares of Company common stock pursuant to the registration statement, the Company agreed to issue an equal number of warrants (the “Warrants”) to the investors pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”) contained in Section 4(a)(2) thereof and/or Regulation D thereunder. Each Warrant will allow the holder to purchase up to a number of shares of common stock equal to 100% of the common stock purchased by the investor with an exercise price equal to $0.484 per share, subject to adjustment therein. The Warrants shall be exercisable commencing six months from the date hereof and have a term of exercise equal to three years from the initial exercise date.

The Company intends to use the approximately $1 million in net proceeds from the Offering towards expenses relating to the previously announced proposed merger with Cooltech Holdings Corp. (“Cooltech”). The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, including for liabilities under the Securities Act, other obligations of the parties and termination provisions.

The foregoing descriptions of the Purchase Agreement and the Warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of such document, each of which are attached hereto as Exhibit 10.1 and Exhibit 4.1, respectively, to this Current Report on Form 8-K, and are incorporated herein by reference.

The legal opinion of Perkins Coie LLP relating to the issuance and sale of the securities in the Offering is attached as Exhibit 5.1 to this Current Report on Form 8-K.

PIPE Offering

On August 3, 2017, the Company entered into a securities purchase agreement (“PIPE Purchase Agreement”) for the sale of 4,375,000 shares of its common stock at $0.40 per share and an equal number of Warrants to purchase its common stock (the “PIPE Offering”) pursuant to a private placement exempt from the registration under the requirements of Section 5 of the Securities Act contained in Section 4(a)(2) thereof and/or Regulation D thereunder. Each Warrant will allow the holder to purchase up to a number of shares of common stock equal to 100% of the common stock purchased by the purchaser at exercise price equal to $0.484 per share, subject to adjustment as provided therein. The Warrants shall be exercisable commencing six months from the closing date and have a term of exercise equal to three years from the initial exercise date.

The closing of the PIPE Offering is contingent upon approval by the Company’s stockholders pursuant to the requirements of the NASDAQ Stock Market. The proceeds of the PIPE Offering will be held in escrow pending the receipt of stockholder approval. If holders of the majority of the Company’s outstanding shares do not approve the PIPE Offering, the proceeds will be returned to the purchasers.

The PIPE Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, including for liabilities under the Securities Act, other obligations of the parties and termination provisions.

The foregoing description of the PIPE Purchase Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the document which is attached hereto as Exhibit 10.2 to this Current Report on Form 8-K, and is incorporated herein by reference.

Item 3.02.Unregistered Sales of Equity Securities.

The information set forth under Item 1.01 under the headings Public Offering and PIPE Offering is hereby incorporated by reference in this Item 3.02.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where To Find It

The merger with Cooltech will be submitted to the stockholders of the Company for their consideration. The Company will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement/prospectus of the Company. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by InfoSonics free of charge by directing a request to Vernon A. LoForti, Vice President and Chief Financial Officer, InfoSonics Corporation, 3636 Nobel Drive, Suite 325, San Diego, CA  92122, vern.loforti@infosonics.com; Phone: 858-373-1675.

Participants in the Solicitation

The Company, Cooltech, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Company stockholders in connection with the proposed transaction. Information regarding the interests of the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Company stockholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about the Company’s executive officers and directors in its Annual Report on Form 10-K, as amended, filed with the SEC on March 10, 2017 and April 27, 2017

Item 9.01.Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description
4.1	Form of Public Offering Warrant.
5.1	Opinion of Perkins Coie LLP.
10.1	Securities Purchase Agreement, dated as of August 2, 2017, by and between InfoSonics Corporation and each purchaser identified on the signature pages thereto, relating to a public offering.
10.2	Securities Purchase Agreement, dated as of August 3, 2017, by and between InfoSonics Corporation and each purchaser identified on the signature pages thereto, relating to a PIPE offering.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

InfoSonics Corporation

Date:	August 3, 2017	By:	/s/ Vernon A. LoForti
Vernon A. LoForti
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Public Offering Warrant.
5.1	Opinion of Perkins Coie LLP.
10.1	Securities Purchase Agreement, dated as of August 2, 2017, by and between InfoSonics Corporation and each purchaser identified on the signature pages thereto, relating to a public offering.
10.2	Securities Purchase Agreement, dated as of August 3, 2017, by and between InfoSonics Corporation and each purchaser identified on the signature pages thereto, relating to a PIPE offering.